GROUP

RECEIVED

2008 OCT -8 P 12:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08005257

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 10 October 2008

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

PROCESSED
OCT 10 2008
THOMSON REUTERS

Enclosures

04 October 2008	Release of an Ad hoc announcement according to § 15 WpHG, Hypo Real Estate Holding AG: Rescue package currently withdrawn
06 October 2008	Release of an Ad hoc announcement according to § 15 WpHG, Hypo Real Estate Holding AG: Agreement on rescue package for Hypo Real Estate Group

Hypo Real Estate
GROUP

Hypo Real Estate Bank International AG:Rescue package currently withdrawn

Hypo Real Estate Bank International AG / Liquidity Problem

Release of an Ad hoc announcement according to § 15 WpHG, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

The EUR 35 billion rescue package promised to the Hypo Real Estate Group and extending into 2009 announced last week is currently withdrawn. The intended rescue package involved a liquidity line to be provided by a consortium of several financial institutions. The consortium has now declined to provide the line. The Group is now in the process of determining the consequences of this for the legal entities within the Group. Alternative measures are being investigated.

Contact:
Reiner Barthuber +49-89-203007-201

04.10.2008 Financial News transmitted by DGAP

Language: English
Issuer: Hypo Real Estate Bank International AG
Von-der-Tann-Strasse 2
80539 München
Deutschland
Phone: +49 (0)89 / 20 30 07-729
Fax: +49 (0)89 / 20 30 07-33 729
E-mail: info@hyporealestate.com
Internet: www.hyporealestate.com
ISIN: DE000A0KAJP6, DE000A0KAJP6, FR0112227188, XS0355640557,
XS0376179544,, XS0373981959, XS0389805721, DE0003437380, DE0003437380,
DE0003437380,, DE0003437380, DE0003437380, DE0003437380, XS0374363728,
XS0387355604,, XS0387579625, FR0113769725, DE000A0KP0J5, XS0326240222,
DE0003431573,, DE0003431573, DE000A0TGDR3, DE000A0TGDR3, DE000A0TGDR3,
DE000A0TGDR3,, DE000A0TGDR3, DE000A0TGDR3, DE000A0TGDR3, DE000A0TGDR3,
DE000A0TGDR3,, DE000A0TGDR3, DE000A0TGDR3, DE000A0TGDR3, DE0003420790,
XS0277104682,, DE000A0TGDT9, XS0378230238, DE0003437422, XS0379573560,
DE000A0PNAB7,, XS0382624327, FR0115131387, FR0115129985, XS0388703430,
FR0115130223,, XS0332942555, FR0115130785, XS0386471485, XS0386079528,
DE000A0PNAE1,, XS0333618154, DE000A0JBSC5, XS0256870519, XS0387683104,
DE000A0KAJZ5,, XS0279079973, AU3FN0001384, XS0388963851, XS0296366486,
DE000A0NKKM4,, DE000A0PNAG6, XS0376096680, DE000A0PNAJ0, XS0284005278,
XS0282699783,, DE000A0MFD34, XS0286452445, XS0286452445, DE0003437943,
DE000A0JBSE1,, XS0385339246, XS0386697881, XS0386467707, DE000A0PNAL6,
DE000A0PNAK8,, XS0214667510, XS0388237876, DE000A0PNAF8, XS0291167921,
XS0291167921,, DE0003438586, DE000A0TGDM4, DE000A0TGDN2, XS0190634534,
DE000A0PNAV5,, CH0031850487, XS0191541738, DE000A0NKKU7, DE000A0NKKS1,
DE000A0NKKV5,, DE000A0NKKV5, XS0234026457, DE0003438800, DE000A0KPZ12,
DE000A0SM1D1,, DE000A0SM1D1, XS0303408099, DE000A0EDGM6, DE000A0EDGM6,
CA44916AAA66,, DE000A0KPZ53, XS0370813619, XS0308940906, DE000A0N33Q0,
DE000A0JQKH9,, DE000A0JQKH9, DE0003438941, XS0309908894, DE0003437786,
DE0003437786,, DE000A0EDGU9, DE000A0TGDB7, XS0262482218, XS0242589397,
DE000A0JQKT4,, XS0198932864, DE000A0LRNL9, DE000A0N33R8, XS0265206572,
XS0265255272,, DE000A0N33D8, DE000A0N33D8, DE000A0N33D8, DE000A0XXVQ4,

XS0266165652,, XS0266165652, DE000A0E92H4, XS0267651619, XS0267651619,
XS0267651619,, XS0267651619, XS0321009457, XS0268351789, XS0201327102,
DE000A0MFD83,, DE000A0TGDK8, DE000A0N33S6, XS0327966999, DE000A0TGV5,
DE000A0N33A4,, DE000A0N33A4, XS0207459917, DE000A0BVJK2, DE0003431672,
XS0195252795,, DE0003438438, DE000A0EDGK0, DE000A0EDGK0, DE000A0JQKL1,
DE0003421046,, DE000A0LRNJ3, DE000A0MFDW0, DE000A0LRNJ3, DE000A0LRNJ3,
DE000A0LRNJ3,, DE0003438206, DE0003438206, DE0003431680, DE000A0DMEN2,
DE000A0DMEN2,, DE000A0DMEN2, DE000A0MFDV2, XS0287407430, DE000A0DMEW3,
XS0289452137,, XS0163299752, DE000A0PNAM4, DE000A0DMES1, DE000A0DMES1,
DE000A0PNAU7,, DE000A0EDGH6, DE000A0SM1A7, DE000A0SM1A7, DE000A0JFDW6,
DE000A0N33C0,, XS0220816838, DE000A0EDGN4, DE000A0EDGN4, DE000A0N33M9,
DE000A0N33M9,, DE000A0EDGQ7, DE000A0EDGT1, XS0224967272, DE000A0JQKQ0,
XS0174593508,, DE000A0E92A9, DE000A0E92A9, XS0227678363, XS0292676854,
XS0322806927,, XS0230473224, DE000A0KP0G1, DE000A0E92Q5, DE000A0E92Q5,
DE000A0E92Q5,, DE000A0E92Q5, DE0003438032, DE000A0KP0E6, DE0003421053,
DE000A0KPZ38,, XS0237539282, XS0237539282, XS0206749037, XS0207133306,
XS0282028496,, DE0003438446, DE000A0DMEU7, AU0000HYPHA9, DE000A0MFD91,
DE0003432167,, DE0003432167, DE000A0DMEZ6, DE000A0NKKN2, DE000A0SM1C3,
DE0003438917,, DE0003438917, DE000A0N33B2, XS0255101270, XS0255101270,
XS0366117744,, DE000A0N33G1, DE000A0EDGR5, CH0021058117, AU0000HYPHC5,
DE000A0XXVR2,, DE000A0JBSM4, XS0267893898, XS0201972857, DE000A0KP0K3,
XS0271383068,, DE000A0TGDC5, DE000A0KPZ46, DE000A0JBSA9, XS0231329078,
DE000A0E92L6,, DE000A0E92N2, DE000A0DMEP7, XS0281627660, XS0281627660,
XS0284191391,, DE0003438743, DE000A0DMEX1, XS0289550229, DE000A0EDGF0,
DE0003438750,, XS0191563112, XS0187199756, DE000A0N33K3, DE0003438222,
DE0003438222,, DE000A0TGDD3, DE000A0XXVS0, XS0200812369, CH0027029559,
DE000A0KAJY8,, DE000A0KAJY8, DE000A0BVJJ4, DE000A0E92M4, DE000A0TGDS1,
DE000A0E92P7,, DE000A0PNAN2, DE000A0EDGD5, DE0003437018, DE0003437018,
DE0003437018,, XS0172771973, DE000A0KAJH3, XS0202717442, DE0003438883,
DE0003437455,, DE0003437455, CH0023153031, DE000A0JBSU7, DE000A0JBSU7,
DE000A0N33P2,, XS0263134065, XS0210595285, XS0381992931, DE000A0XXVU6,
XS0286697635,, DE000A0DME01, DE000A0DME76, DE000A0DME76, XS0381993079,
XS0381993079,, XS0218246667, DE000A0EDGL8, DE000A0EDGL8, DE000A0E92D3,
DE000A0E92E1,, DE000A0E92E1, XS0227842266, DE000A0E92R3, XS0232439462,
DE000A0JBSD3,, DE000A0JBSK8, AU0000HYPHB7, AU0000HYPHB7, DE000A0JBSS1,
DE000A0JQKC0,, DE000A0JQKP2, DE000A0KAJP6, DE000A0KAJS0, DE000A0KAJS0,
XS0285922059,, XS0303478118, DE000A0N33N7, DE000A0N33V0, DE000A0TGDF8,
DE000A0TGDF8,, DE000A0PNAA9, DE000A0PNAA9, DE000A0JBST9, DE000A0JQKV0,
DE000A0KAJU6,, DE000A0KP0F3, DE0003438255, DE0003432449, XS0285369764,
XS0285366745,, XS0285362249, XS0285368287, XS0285364617, XS0285374178,
XS0285367982,, XS0285369921, XS0285374509, XS0285364963, XS0285362082,
XS0285366588,, DE0003431987, DE0003431987, DE0003431987, DE000A0SM1B5,
XS0250417804,, XS0250418521, XS0250419503, XS0250420188, XS0250420774,
XS0250542700,, XS0250547410, XS0250548814, XS0250407912, XS0250409702,
XS0250410544,, XS0250411948, XS0250403846, XS0250550125, XS0250551446,
XS0250552253,, XS0202788542, 492205, 492201, 492202, 492204, A0XXVT, ,

WKN: A0KAJP
Listed: Regulierter Markt in München, Stuttgart; Open Market in Frankfurt

End of News DGAP News-Service

Hypo Real Estate
HOLDING

Hypo Real Estate Holding AG:Agreement on rescue package for Hypo Real Estate Group

Hypo Real Estate Holding AG / Agreement

Release of an Ad hoc announcement according to § 15 WpHG, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

Hypo Real Estate Holding AG has been informed that the German Federal Government, the German Central Bank and the German Financial Regulator (BaFin) as well as senior representatives of the German finance and insurance sector have today reached a solution for the liquidity requirements of Hypo Real Estate Group.

To this end, further to the Euro 35 bn previously offered by the German Central Bank and finance sector, an additional secured credit line of Euro 15bn will be granted to Hypo Real Estate Group by the finance sector. Hypo Real Estate Group will be stabilized by this joint solution.

Accordingly, the Federal government-funded guarantee of up to €35 billion remains unchanged.

Contact:
Reiner Barthuber +49-89-203007-201

06.10.2008 Financial News transmitted by DGAP

Language:	English
Issuer:	Hypo Real Estate Holding AG Unsöldstraße 2 80538 München Deutschland
Phone:	+49 (0)89 203 007-780
Fax:	+49 (0)89 203 007-772
E-mail:	ir@hyporealestate.com
Internet:	www.hyporealestate.com
ISIN:	DE0008027707, DE0008027731,
WKN:	802770, 802773,
Indices:	DAX
Listed:	Regulierter Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin, Hannover, Stuttgart, Düsseldorf, München, Hamburg; Terminbörse EUREX

End of News DGAP News-Service

END